April 22, 2025

Anastasia Mironova
Chief Financial Officer, Treasurer and Secretary
Apollo Realty Income Solutions, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street, 42nd Floor
New York, NY 10019

        Re: Apollo Realty Income Solutions, Inc.
            Registration Statement on Form S-11
            Filed April 18, 2025
            File No. 333-286625
Dear Anastasia Mironova:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jason D. Myers, Esq.